UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 12, 2026

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant

a)	Introduction

The Board of Directors (the “Board”) of Nebius Group N.V. (Nasdaq: NBIS) (“Nebius” or the “Company”) has resolved to recommend that the General Meeting of the Company approve the appointment of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

b)	Dismissal of Independent Registered Public Firm

The Audit Committee (the “Audit Committee”) of the Board conducted a review process to consider the selection of the Company’s independent registered public accounting firm for the audit of the Company’s financial statements for the fiscal year ending December 31, 2026. As a result of that review, the Audit Committee recommended to the Board, and the Board approved, the dismissal and termination of Reanda Audit & Assurance B.V. (“Reanda”). Such dismissal and termination is to be effective following completion of Reanda’s audit of the Company’s financial statements for the financial year ending December 31, 2025 and review of the Company’s financial statements for the first quarter ending March 31, 2026, and upon shareholder approval of the appointment of the Company’s new independent registered public accounting firm at the Company’s 2026 annual general meeting.

For the fiscal year ended December 31, 2024, the report of Reanda on the Company’s financial statements did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principle and there was no disagreement with management that constituted a reportable event as contemplated by Item 16F(a)(1)(iv) of Form 20-F. Reanda also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and Reanda’s report dated April 30, 2025, expressed an adverse opinion on the Company’s internal control over financial reporting.

During the fiscal years ended December 31, 2025 and 2024 and through the date hereof, there was no disagreement between the Company and Reanda on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Reanda, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on the Company’s financial statements.

During the year ended December 31, 2024 and through the date hereof, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (a)(1)(v)(D) of Item 16F of Form 20-F promulgated by the Securities and Exchange Commission (the “SEC”) occurred.

c)	Appointment of New Independent Registered Public Firm

The Audit Committee has recommended to the Board, and the Board resolved on February 3, 2026, to recommend that the General Meeting of the Company approve the appointment of Deloitte as the Company’s independent registered public accounting firm at the Company’s 2026 Annual General Meeting, subject to Deloitte’s completion of its standard client acceptance procedures.

During the fiscal years ended December 31, 2025 and 2024 and through the date hereof, the Company did not consult with Deloitte regarding either (i) the application of accounting principles to a specific completed or proposed transaction, the type of audit opinion that might be rendered on the Company’s financial statements, or provide other written or oral information that was an important factor considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) and the related instructions to this Item, or a “reportable event” as described in Item 16F(a)(1)(v).

d)	Reanda Review of the foregoing disclosures

The Company has provided Reanda with a copy of the foregoing disclosures and has requested that Reanda furnish a letter addressed to the SEC stating whether it agrees with such statements. A copy of Reanda’s letter, dated February 12, 2026, is filed as Exhibit 99.1 to this Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
16.1	Letter from Reanda Audit & Assurance B.V. to the Securities and Exchange Commission, dated February 12, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: February 12, 2026	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel